Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
($ in thousands)

	Quarter
	Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Income (loss) from continuing operations before income taxes (a)	$287,109	$108,922	$612,306	$411,121	$188,632	$(32,065)	$317,025

Fixed charges:
Interest expense (b)	20,386	16,478	80,343	63,562	76,447	85,419	73,722
Capitalized Interest	554	640	2,072	3,465	3,020	1,695	—
Interest factor portion of rentals (c)	5,718	4,619	23,290	13,991	13,581	13,769	10,622

Total fixed charges	26,658	21,737	105,705	81,018	93,048	100,883	84,344

Less: Capitalized Interest	(554)	(640)	(2,072)	(3,465)	(3,020)	(1,695)	—

Earnings before income taxes and fixed charges	$313,213	$130,019	$715,939	$488,674	$278,660	$67,123	$401,369

Ratio of earnings to fixed charges	11.75	5.98	6.77	6.03	2.99	— (d)	4.76

(a)	Income (loss) from continuing operations before income taxes has been adjusted to include only distributed income of less-than-fifty-percent-owned persons.

(b)	Interest expense consists of interest expense incurred from continuing operations and amortization of debt issuance costs.

(c)	Interest factor portion of rentals is estimated to be one-third of rental expense.

(d)	For the year ended December 31, 2002, earnings, as defined, before fixed charges were inadequate to cover fixed charges by $33.8 million.